



10015711

SUPPL

May 7, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 049/2010**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2010.

  Date: May 7, 2010

  Enclosure:
  1. Reviewed consolidated and company financial statements for the first quarter of 2010
  2. Management and Discussion Analysis (MD&A) for the first quarter of 2010
  3. Reports Review Quarterly Financial Statements (F45-3)

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

dw 5/14

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 7, 2010

AIS-CP 049/2010

May 7, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 4/2010

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 4/2010, which is held on May 7, 2010 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 3/2010 held on March 26, 2010.

2. Approved the balance sheet, statement of income, and statement of cash flow for the first quarter of 2010 ended March 31, 2010.

3. Approved a capital increase in MIMO Tech Co., Ltd. (formerly i Zone Co., Ltd.), IT operator and content aggregator, and a 99.97% subsidiary of the Company. The capital will be increased from Baht 1 million divided into 10,000 shares at par value of Baht 100 each to Baht 50 million divided into 500,000 shares without any change in par value. The newly issued capital of Baht 49 million, divided into 490,000 shares shall be issued and offered to the Company. After the capital increase, the Company will hold 499,997 shares in MIMO Tech Co., Ltd. and the percentage of holding will increase to 99.99%. The proceed from capital increase will be reserved for future investment.

   This transaction is not considered the connected transaction and does not trigger the reporting requirement for the acquisition and disposition of assets of listed companies under the SET notification.

Attachment

ADVANC: reports reviewed quarterly financial statements as follows.
Advanced Info Service Plc. and Its subsidiaries

Reviewed
Ending: 31 March
(In thousands)

The Consolidated Financial Statement	Quarter 1	
	2010	2009
Net profit (loss)	4,972,195	4,567,274
EPS (Baht)	1.68	1.54

The Company Financial Statement	Quarter 1	
	2010	2009
Net profit (loss)	5,682,304	5,619,900
EPS (Baht)	1.92	1.90

Type of Report

- [x] Unqualified Opinion
- [ ] Qualified Opinion
- [ ] Disclaimer of Opinion / Unable to reach any conclusion
- [ ] Adverse of Opinion

An emphasis of matters

- [ ] Yes
- [x] No

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET information Management System.

"The Company hereby certifies that the information above is correct and complete. In addition, the Company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

ADVANCED INFO SERVICE PLC

1Q10 Management discussion and analysis

OVERVIEW

- **1Q10 result reflected an ongoing momentum in economic recovery** since 4Q09. Total Service revenue ex IC improved 5.9% YoY and 3.1% QoQ. Recovery has shown in better domestic revenue (Voice&Non-Voice) which rose 6.2% YoY and 2.7% QoQ, while international revenue (IR&Others) increased 2.6% YoY and 7.1% QoQ. Overall revenue guideline is maintained at 3% for full year 2010.
- **Data revenue continued to mark a solid 36.6% YoY growth, driven by smart phones, social-networking and mobile internet.** Number of data users rose to 5.7mn from 5.3mn in 4Q09 and 4.7m in 1Q09. The contribution of mobile internet rose to 33.9% of overall data revenue from 24.5% in 1Q09. Also, a plenty of new smart phones that flooded into Thai market with more affordable prices helped increased data penetration. Booming contents such as social-networking and news alert subscription are becoming more familiar to Thai consumers.
- **Seasonally low marketing spending drove EBITDA margin to 48.1%,** the highest one for the last 3 years. Marketing spending was only 1.1% of total revenue, compared to the target 3% for full year spending. The spending is normally highest toward the end of the year in response to festive season. Network OPEX (excl. A&D) declined 8.2% YoY and 7% QoQ. Cash OPEX (Network OPEX + SG&A excl. A&D) also declined 8.3% YoY and 18.6% QoQ.
- **Free cash flow (EBITDA-CAPEX) was Bt12,157mn in 1Q10 which increased 42.7% YoY** due to strong EBITDA growth and low CAPEX. 1Q10 CAPEX was Bt805mn or 13% of the Bt6.2bn full year guideline. Cash (incl. specifically-designated bank deposit) increased by Bt10,518mn in 1Q10 to a level of Bt35,685mn before dividend payment in April. Free cash flow for full year is expected to grow 12%, supported by solid cash generation with controlled CAPEX amidst the uncertainty of 3G 2.1GHz license. While NTC has formed a full team, the official timeframe for 3G is not yet announced and another public hearing could be expected before pursuing 2.1GHz license auction in our view.

OPERATIONAL HIGHLIGHTS

Subscriber

Total subscribers achieved 29.5m from strong net addition of 694k prepaid subscribers and 42k postpaid subscribers. Significant increased in prepaid subscribers came from the economic recovery together with the "2425" promotions. Strong net additions was also supported by growth of Net SIM subscriber which increased to 400k in 1Q10 from 270k in 4Q09 and 58k in 1Q09.

ARPU

Prepaid ARPU was Bt198 in 1Q10, decline 2.5% YoY but flat QoQ. With the same trend, postpaid ARPU was Bt617 in 1Q10 decline 2.7% YoY, but flat QoQ. The YoY declining trend started to stabilize since 4Q09 from domestic usage improvement and strong data consumption.

MOU

As a result of continuing economic recovery in 1Q10, blended MOU increased to 289 minutes or 6.6% YoY and 2.1% QoQ. Higher MOU came from prepaid segments which increased 8.2% YoY to 263 minutes from 243 minutes in 1Q09 and rose 3.1% QoQ from 255 minutes. However, postpaid MOU decline to 523 minutes or dropped 1.5% YoY and 2.1% QoQ.

SIGNIFICANT EVENTS

1) **Impairment loss from DPC goodwill of Bt390m recognized in 1Q10** - In 1Q10, the AIS Group recorded in the income statement for the period a Bt390m impairment loss of goodwill on DPC, a subsidiary operating mobile service on GSM 1800MHz. Such item is not tax deductible, unrecoverable and is non-cash expense. The effect on the AIS Group's consolidated financial statements ending 31 March 2010 as following:
   - Recognized impairment loss on DPC goodwill of Bt390mn on the income statement, by discounting expected future cash flow method and compared with its carrying value of Bt3,102mn.
   - Outstanding DPC goodwill booked under intangible asset as of 31 March 2010 was Bt2,712mn.

2) **Reclassification of service revenue from 1Q09 to date** – AIS reclassified the breakdown of service revenue in new definition below. Please note that total service revenue remained unchanged, only the breakdown of revenue was reclassified.
   - Voice revenue includes any domestic and international voice usage generated by postpaid, prepaid subscribers and corporate subscribers

- Non-voice revenue includes SMS, MMS, GPRS, content, enterprise data, mobile advertising, WAP, JAVA, ringback tone.
- International roaming revenue is accounted for inbound roaming revenue only (revenue generated by foreign roamers using AIS network).
- Other revenue includes international call (IDD) and other telecommunication services under subsidiaries.

3) **Reclassification of cost from 1Q09 to date** - Some costs related to call center was reclassified as cost of services from previously booked under SG&A (Administrative expenses). The revision was made to the consolidated income statement ending 31 March 2009 and 31 March 2010.

FINANCIAL RESULT

Table 1 – Revenue* reclassified of breakdown (Bt million) / (% to total service revenue excluded IC)

	1Q09		4Q09		1Q10		YoY	QoQ
Voice revenue	16,230	79.0%	16,210	76.8%	16,429	75.5%	1.2%	1.4%
Postpaid (voice)	4,401	21.4%	4,422	21.0%	4,422	20.3%	0.5%	0.0%
Prepaid (voice)	11,830	57.6%	11,788	55.9%	12,007	55.2%	1.5%	1.9%
Non-voice revenue	2,627	12.8%	3,272	15.5%	3,588	16.5%	36.6%	9.7%
International roaming	734	3.6%	698	3.3%	683	3.1%	-6.9%	-2.1%
Others (IDD, other fees)	954	4.6%	921	4.4%	1,050	4.8%	10.0%	14.1%
Total service revenue excl. IC	**20,546**	**100.0%**	**21,100**	**100.0%**	**21,751**	**100.0%**	**5.9%**	**3.1%**
Total sales	**2,033**		**1,372**		**1,728**		**-15.0%**	**25.9%**

Table 2 – Interconnection (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Interconnection revenue	3,721	14.1%	3,511	13.5%	3,486	12.9%	-6.3%	-0.7%
Interconnection cost	3,447	13.1%	3,390	13.0%	3,428	12.7%	-0.6%	1.1%
Net interconnection	**273**	**1.0%**	**122**	**0.5%**	**58**	**0.2%**	**-78.8%**	**-52.4%**

Table 3 – Cost of services ex IC and sales (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Network amortization	4,597	17.5%	4,829	18.6%	4,689	17.4%	2.0%	-2.9%
Base station rental & utility	651	2.5%	654	2.5%	694	2.6%	6.6%	6.1%
Maintenance	428	1.6%	282	1.1%	306	1.1%	-28.5%	8.4%
Other cost of services	965	3.7%	1,082	4.2%	877	3.3%	-9.1%	-18.9%
Cost of sales	1,988	7.6%	1,151	4.4%	1,444	5.4%	-27.4%	25.5%
Total cost of services ex IC and sales	**8,629**	**32.8%**	**7,998**	**30.8%**	**8,010**	**29.7%**	**-7.2%**	**0.1%**

Table 4 – SG&A (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Marketing expense	519	2.0%	906	3.5%	302	1.1%	-41.7%	-66.6%
General administrative & staff cost	1,692	6.4%	1,865	7.2%	1,727	6.4%	2.1%	-7.4%
Bad debt provision	182	0.7%	202	0.8%	158	0.6%	-13.5%	-22.0%
Total SG&A	**2,393**	**9.1%**	**2,973**	**11.4%**	**2,187**	**8.1%**	**-8.6%**	**-26.4%**
% Bad debt to postpaid revenue	**3.5%**		**3.6%**		**2.8%**			

Table 5 – EBITDA (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ
Operating Profit	6,849	26.0%	6,477	24.9%	7,984	29.6%	16.6%	23.3%
Depreciation of PPE	765	2.9%	894	3.4%	816	3.0%	6.7%	-8.8%
Amortization	4,075	15.5%	4,186	16.1%	4,115	15.3%	1.0%	-1.7%
(Gain)/Loss on disposal of PPE	-1	0%	2	0%	93	0.3%		
Management Benefit	-17	-0.1%	-23	-0.1%	-20	-0.1%	19.0%	-13.5%
Other financial cost	-20	-0.1%	-17	-0.1%	-27	-0.1%	37.9%	55.4%
EBITDA	**11,652**	**44.3%**	**11,520**	**44.3%**	**12,961**	**48.1%**	**11.2%**	**12.5%**

Table 6 – Financial cost (Bt million) / (% to total revenue)

	1Q09		4Q09		1Q10		YoY	QoQ

Interest expense	488	1.9%	427	1.6%	404	1.5%	-17.2%	-5.3%
Other financial costs	20	0.1%	17	0.1%	27	0.1%	37.9%	55.4%
Total financial cost	**508**	**1.9%**	**444**	**1.7%**	**431**	**1.6%**	**-15.0%**	**-2.9%**

Revenue

Voice revenue

continued to recover from the last quarter, grew 1.2% YoY and 1.4% QoQ from the bottom of the latest economic downturn. By segment, prepaid voice revenue grew 1.5% YoY and 1.9% QoQ from improvement in overall usage while postpaid voice revenue relatively flat 0.5% YoY and 0% QoQ from continued acquisition of quality subscribers from the Mix & Match program.

Non-voice revenue

surged 36.6% YoY and 9.7% QoQ. The key driver was mobile data (EDGE/GPRS usage) which grew strongly by 88.8% YoY and 13.7% QoQ, and represented the largest portion at 34% of total non-voice revenue. Mobile data subscribers reached 5.7mn in 1Q10 from 5.3mn in the last quarter and 4.7mn in 1Q09. The growth reflected continued rising demand for mobile internet connectivity and growing popularity of social networking. This resulted in 1) surging Net SIM users to 400k from 270k in 2009 thanks to wider consumers' adoption as AIS is penetrating through IT channels, 2) continuing built-up of Blackberry subscribers reaching 140k as of 1Q10 from 100k in 2009, in line with the 200k target for 2010, 3) increasing data package subscription as well as more viewers and higher usage of TV on Mobile during political unrest period. Content was also a key growth contribution with 63.3% YoY and 17.6% QoQ particularly serving demand for horoscope and news alert as a result of political turmoil. SMS grew 5.4% YoY and 28.3% QoQ from the New Year greeting season together with economic recovery.

International roaming revenue

dropped 6.9% YoY and 2.1% QoQ which was soften from discount request from foreign operators. The IR revenue in March obviously declined from lower inbound tourists due to political unrest.

Others service revenue

mainly comprised of international call (IDD), increased 10% YoY and 14.1% QoQ from promoting of "00500", a new IDD service offering cheaper alternative to the original "005" service.

Sales revenue

Although the sales revenue dropped 15% YoY due to change in Nokia's distribution policy, the sales margin increased to 16.4% from 2.2% in 1Q09 from more sales proportion of air cards and Blackberry. On QoQ basis, sales revenue improved to Bt1,728mn, 25.9% thanks to smartphones and air-cards boom.

Net IC

continuously decreased to Bt58mn, 78.8% YoY and 52.4% QoQ. This resulted from higher outgoing calls to other operators as AIS has been promoting flat rate charges, while incoming calls from other operators were also lower due to their on-net campaign.

Cost of Service and Sales

Revenue sharing expense

increased 7.5% YoY and 4% QoQ from higher service revenue in this quarter.

Network amortization

slightly increased 2% YoY from shorter BTO contract time remaining. However, the amortization relatively decreased 2.9% QoQ as some of asset fully amortized.

Goodwill impairment

was recorded at Bt390mn in 1Q10 for impairment of DPC goodwill. In 4Q08, the DPC goodwill of Bt3,553mn was once impaired so that the DPC goodwill left on the balance sheet was Bt3,102mn. After impairment of DPC goodwill in 1Q10, the remaining DPC goodwill is Bt2,712mn and is expected to be impaired quarterly from now until the end of BTO contract in 2013. The DPC impairment was from the shorter remaining time of BTO contract of DPC.

Maintenance cost

decreased 28.5% YoY from cost control program started since 2Q09. However, the maintenance cost increased 8.4% QoQ because of a reversal of spare-part write-off in 4Q09. With common size assessment, current maintenance cost was kept at 1.1% of total revenue which was flat compared to 4Q09 but declined from 1.6% in 1Q09.

[illegible] rental and utility cost

was at Bt694mn in 1Q10, relatively higher 6.6% YoY and 6.1% QoQ. This increment came from higher number of cell sites, despite of limited network expansion, which reached 15.4k in 1Q10, compared to 14.8k in 1Q09 and 15.3k in 4Q09.

Expense

Marketing expense

decreased to Bt302mn by 41.7% YoY as AIS had huge campaign on corporate icon "Oon Jai" in 1Q09 and lower-than-expected "Oon Jai redemption point". On QoQ basis, marketing expense dropped 66.6% from seasonal high expense in the fourth quarter. YTD

marketing expense to total revenue ratio was only 1.1%, compared to the budget 3% spending for full year. The spending is normally highest toward the end of the year following festive seasons.

Administrative expense

was Bt1,727mn, consisting of staff cost and general administrative expense, increased 2.1% YoY from higher staff cost. On QoQ basis general administrative expense declined 7.4% due to lower staff cost.

Bad debt provision expense

was Bt158mn decreasing 13.5% YoY and 22% QoQ from improved quality of postpaid subscribers over time. Bad debt to postpaid revenue was 2.9% in 1Q10 better than 3.6% in 1Q09 and 3.5% in 4Q09.

Interest expense

decreased to Bt404mn or 17.2% YoY and 5.3% QoQ. Outstanding interest bearing debt was down to Bt35,639mn compared to Bt39,084mn in 1Q09 and Bt35,654mn in 4Q09. The lower interest expense came from lower outstanding debt.

Result

EBITDA

was higher at Bt12,961mn, increased 11.2% YoY and 12.5% QoQ. This increment came from 1) 2.5% YoY and 3.8% QoQ higher revenue, 2) lower overall cost of services and sales 1.6% YoY but slightly increased 1.5% QoQ, 3) lower SG&A 8.6% YoY and 26.3% QoQ.

Foreign Exchange

posted a net loss of Bt66mn due to a strong Baht currency appreciation against USD and Euro on foreign currency deposit. AIS normally keeps a small amount of foreign currency deposit incurred from international roaming revenue received from foreign operators for natural hedge purpose i.e. hedging against foreign currency procurement.

Interest income

was Bt103mn in 1Q10 decreased 14.9% YoY from lower interest rate despite of higher cash position. However, the interest income increased 46.8%QoQ from higher cash deposit.

Net income

was Bt4,972mn in 1Q10 increased 8.9% YoY and 21.1% QoQ. Excluding special items, normalized net income was at Bt5,362mn, increased 17.4% YoY and 23.9% QoQ. Higher revenue and lower expense contributed to higher profit margin at 18.4% compared to 17.4% in 1Q09 and 15.8% in4Q09.

Table 7 - Consolidated (Bt million)	Where	1Q09	4Q09	1Q10	YoY	QoQ
Net income		**4,567**	**4,106**	**4,972**	**8.9%**	**21.1%**
Add:Impairment of DPC goodwill	*Impairment loss*	-	-	390		
Impairment loss on ADC asset	*Impairment loss*	-	222	-		
Normalized net income		**4,567**	**4,328**	**5,362**	**17.4%**	**23.9%**

BALANCE SHEET STRUCTURE

Total asset

increased 6.1% from the last quarter to Bt132,653m due to higher cash offset by lower on network and PPE. Cash rose to Bt35,685m from strong free cash flow generation.

Interest bearing debt

was relatively the same at Bt35,639m. Bt 493mn debt repayment, due in 2010, will be paid in 2nd and 4th quarter. Average cost of debt was remained at 4.8% with all foreign debt fully hedged.

Equities

increased 7.1% from the last quarter from higher retained earning. Unappropriated retained earning of 1Q10 was Bt51,119mn compared to Bt46,146mn of 4Q09.

Table 8 - Balance Sheet	4Q09		1Q10 (Bt Million) / (% to total asset)	
Cash	25,167	20.1%	35,685	26.9%
ST investment	44	0.0%	1,954	1.5%
Trade receivable	5,773	4.6%	5,604	4.2%
Inventories	629	0.5%	759	0.6%
Others	1,958	1.6%	2,097	1.6%
Current Asset	**33,571**	**26.9%**	**46,099**	**34.8%**
Networks and PPE	69,715	55.8%	65,774	49.6%

Intangible asset	6,286	5.0%	5.806	4.4%
Defer tax asset	10.052	8.0%	9.997	7.5%
Others	5.402	4.3%	4,977	3.8%
Total Assets	**125,026**	**100.0%**	**132,653**	**100.0%**
Trade accounts payable	2.729	2.2%	3,448	2.6%
CP of LT loans	497	0.4%	482	0.4%
Accrued R/S expense	3.070	2.5%	4.280	3.2%
Others	10.287	8.2%	11,555	8.7%
Current Liabilities	**16,583**	**13.3%**	**19,764**	**14.9%**
Total interest-bearing debt	35.654	28.5%	35,639	26.9%
Total Liabilities	**53,215**	**42.6%**	**55,762**	**42.0%**
Total Equity	71.811	57.4%	76.890	58.0%

Liquidity
in term of current ratio as at 1Q10 was relatively the same as at 4Q09. On Y-o-Y basis, current ratio was improved from 1.73 in 1Q09 to 2.33 in 1Q10. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

Capital structure
remained strong with total liability to equity at 0.73. Plenty of cash enhanced company into net cash position. The net cash position will be changed once the company pay dividend of Bt8.30 per share on April 30th, 2010.

Table 9 – Key Financial Ratio

	1Q09	4Q09	1Q10
Debt ratio	0.43	0.42	0.42
Net debt to equity	0.12	0.15	0.00
Net debt to EBITDA	0.19	0.23	0.00
Total liabilities to equity	0.76	0.74	0.73
Current ratio	1.73	2.02	2.33
Interest coverage	14.0	15.2	19.7
DSCR	5.6	14.6	17.3
ROE (%)	23.4%	22.9%	25.9%

Table 10 – Debt Repayment Schedule (Bt Million)

	Debenture	Long term loan
1Q10	-	-
2Q10	-	246.5
3Q10	-	-
4Q10	-	246.5
2011	4,000	9,978
2012	5,000	493
2013	8.000	493
2014	2.500	2.939
2015	-	493
2016	-	493
2017	-	493
2018	-	247

CASH FLOW

For 1Q10, AIS cash flow position remained solid. Free cash flow (EBITDA-CAPEX) was Bt12.2bn compared to Bt8.5bn in 1Q09, improving 42.7% y-o-y, supported by lower capex coupled with higher EBITDA. Capex significantly declined by 74.3%yoy from Bt3.1bn in 1Q09 to Bt805mn in 1Q10 out of the Bt6.2bn target for 2010. The use of Bt6.2bn capex is subject to customer needs particularly an increasing demand for data usage. Moreover, the company continued to generate sustained operating cash flow before change in working capital at Bt13.1bn in 1Q10 which increased from Bt12.3bn in 1Q09.

Table 11 – Source and use of fund : 1Q10 (Bt. Million)

Source of Fund		Use of Fund	
Operating CF before change in working capital	13,136	CAPEX & Fixed assets	805
Interest received	85	Finance cost paid	376
Share capital and share premium	77	Cash increase	10,443
Changes in working capital	339	Payment of finance lease	7
		Investment related	2,006
Total	**13,637**	**Total**	**13,637**

FY2010 MANAGEMENT OUTLOOK & STRATEG

FY2010 Guidance

Free cash flow (EBITDA – CAPEX)	12% y-o-y
Service revenue	+3% excluding interconnection revenue
EBITDA margin	44%
Capex	Bt6.2bn cash capex (including 3G 900MHz)

Telecom industry in FY2010 is expected to grow 3% following economic recovery domestically and globally. Domestic usage is expected to improve as consumption slightly recovers while agricultural sector will again this year, similar to 2008, see a positive turn from rising farm prices which will also increase the spending from the upcountry market. International roaming traffic, majority of which comes from foreign roamers, is also expected to increase as tourist forecast rises. International call however will experience a more aggressive pricing pressure as already been witnessed during the 4Q09.

Data service becomes a key growth driver while voice growth remains stagnant. Overall penetration wil be over 100% with market net additional subscribers of 3-4m for 2010. With merely 5% subscriber growth, competition on voice market is hence expected to be relatively benign. Market of data or non-voice service has shown its potential rising demand particularly for personal mobile internet connectivity. Data revenue is expected to grow 20% y-o-y from increasing number of active subscribers as well as higher usage per subscriber. Key drivers are the trend of online/mobile social networking as well as the limited availability of landline internet access.

Company expects to grow free cash flow by 12% y-o-y
due to lower capex to 6.2bn from 9.9bn in FY09. Majority of cost efficiency programs has already been implemented since 2008-09, hence further cost cutting would be relatively minimal. Only certain areas such as cost of refill cards can be further reduced as we move to refill-on-mobile. In addition, to support the

potential growth on data service, certain network operating expenses will also be required. Net interconnection revenue is also expected in a range of 400-700m, lower than 2009 level. As a result, consolidated EBITDA margin is expected to be 44%.

Handset sales are expected to be flat despite of improving consumer demand as competition on market for low-end handset has heightened. Sales strategy will move to focus on smart phones and mobile data aircard which produce better margin. Handset business remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

3G license timeline remains uncertain as the authority of the National Telecommunications Commission (NTC) is the overhang issue. In the meantime, AIS is seeking an alternative to provide customers an experience on 3G by launching commercially 3G on the existing 900MHz frequency in a few key areas such as two major shopping complex in Bangkok, and other key provincial cities like Chiang Mai, Chonburi, and Hua Hin. These will keep AIS brand equity as market leader committing to bring new technology to the consumers.

Capital management will only be considered once the Company has a clearer view on the timeline of the potential 3G license on 2.1GHz which would effect the long-term capex plan and cash needs. At present, the Company's dividend policy is to pay no less than 40% of net profit given the Company can maintain its credit rating from TRIS at AA.

OPERATIONAL DATA

Subscribers	1Q09	4Q09	1Q10
GSM Advance	2,586,300	2,835,800	2,878,500
GSM 1800	76,900	78,900	78,300
Postpaid	2,663,200	2,914,700	2,956,800
Prepaid	24,918,600	25,858,200	26,552,400
Total subscribers	27,581,800	28,772,900	29,509,200
Net additions			
Postpaid	51,200	80,100	42,100
Prepaid	220,400	410,500	694,200
Total net additions	271,600	490,600	736,300
Churn rate (%)			
Postpaid	2.0%	2.2%	2.3%
Prepaid	4.8%	5.2%	4.7%
Blended	4.6%	4.9%	4.4%
Subscriber market share			
Postpaid	41%	42%	N/A
Prepaid	44%	44%	N/A
Total	44%	44%	N/A
ARPU excl. IC (Bt)			
GSM Advance	678	660	657
GSM 1800	636	623	610
Postpaid	677	659	655
Prepaid	195	192	193
Blended	241	239	240
ARPU incl. net IC (Bt)			
GSM Advance	634	619	617
GSM 1800	620	604	593
Postpaid	634	619	617
Prepaid	203	198	198
Blended	244	240	240
MOU (minutes: billable outgoing			
GSM Advance	533	535	524
GSM 1800	480	492	483
Postpaid	531	534	523
Prepaid	243	255	263
Blended	271	283	289
Traffic			
% outgoing to total minute	48%	49%	48%
% on-net to total outgoing minute	77%	79%	80%

Advanced Info Service Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2010



KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2010, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2010 and 2009 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 12 February 2010. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
7 May 2010

Advanced Info Service Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

Assets	Note	Consolidated financial statements		Separate financial statements	
		31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		34,701,841	24,261,229	20,829,945	9,354,864
Specifically-designated bank deposits	*4*	983,001	905,921	-	-
Current investments		1,953,524	43,975	-	-
Trade accounts receivable	*3, 5*	5,604,121	5,772,882	6,001,044	6,411,329
Amounts due from and loans to related parties	*3*	880	376	2,597,715	2,298,461
Inventories		759,161	629,388	37,524	43,684
Value added tax receivables		111,365	406,479	111,365	406,478
Dividend receivable from subsidiaries	*3*	-	-	1,217,497	-
Other current assets		1,984,990	1,551,132	1,300,257	1,352,325
Total current assets		**46,098,883**	**33,571,382**	**32,095,347**	**19,867,141**
Non-current assets					
Investments in subsidiaries	*7*	-	-	20,225,106	20,223,107
Other long-term investments	*6*	3,492,333	3,259,830	2,093,161	2,092,761
Property, plant and equipment	*8*	7,828,984	8,167,485	4,669,931	5,186,258
Assets under the Agreements for operations	*8*	57,944,579	61,547,317	55,717,201	59,050,772
Swap and forward contracts receivable	*15*	830,124	1,464,135	830,125	1,464,136
Intangible assets	*8*	5,806,356	6,285,805	1,230,926	1,268,046
Deferred tax assets		9,997,210	10,051,553	9,148,228	9,184,971
Other non-current assets		654,597	678,218	612,694	634,226
Total non-current assets		**86,554,183**	**91,454,343**	**94,527,372**	**99,104,277**
Total assets		**132,653,066**	**125,025,725**	**126,622,719**	**118,971,418**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Balance sheets
As at 31 March 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current liabilities					
Trade accounts payable	*3, 9*	3,447,786	2,728,774	3,154,441	2,407,114
Amounts due to and short-term loans from related parties	*3*	127,672	240,104	608,486	666,193
Current portion of long-term borrowings	*10*	481,635	497,440	478,153	493,566
Accrued revenue sharing expenses	*1*	4,279,600	3,069,881	3,698,498	2,622,779
Unearned income - mobile phone service		2,753,160	2,850,723	2,964,779	3,101,252
Advanced receipts from customers		753,302	653,975	-	-
Income tax payable		4,266,735	2,631,354	3,673,998	2,300,054
Other current liabilities		3,654,253	3,910,832	3,178,318	3,642,138
Total current liabilities		**19,764,143**	**16,583,083**	**17,756,673**	**15,233,096**
Non-current liabilities					
Long-term borrowings	*10*	35,987,452	36,620,437	35,985,605	36,617,472
Other non-current liabilities		11,171	11,186	-	-
Total non-current liabilities		**35,998,623**	**36,631,623**	**35,985,605**	**36,617,472**
Total liabilities		**55,762,766**	**53,214,706**	**53,742,278**	**51,850,568**
Equity					
Share capital	*11*				
Authorised share capital		4,997,460	4,997,460	4,997,460	4,997,460
Issued and paid-up share capital		2,965,899	2,965,443	2,965,899	2,965,443
Additional paid-in capital					
Premium on ordinary shares	*12*	21,873,552	21,838,008	21,873,552	21,838,008
Advanced receipts for share subscription		41,287	-	41,287	-
Unrealised surpluses					
Fair value changes on dilution of investment		161,187	161,187	-	-
Fair value changes on other investments		429	162	-	-
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		51,118,621	46,146,426	47,499,703	41,817,399
Total equity attributable to equity holders of the Company		**76,660,975**	**71,611,226**	**72,880,441**	**67,120,850**
Minority interests		229,325	199,793	-	-
Total equity		**76,890,300**	**71,811,019**	**72,880,441**	**67,120,850**
Total liabilities and equity		**132,653,066**	**125,025,725**	**126,622,719**	**118,971,418**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues					
Revenues from rendering of services and equipment rentals		25,236,887	24,266,650	24,292,130	23,305,645
Revenue from sale of goods		1,727,713	2,033,319	-	-
Total revenues		**26,964,600**	**26,299,969**	**24,292,130**	**23,305,645**
Cost					
Cost of rendering of services and equipment rentals		(9,993,281)	(10,087,804)	(10,260,085)	(9,967,160)
Revenue sharing expense		(5,354,967)	(4,982,208)	(5,059,466)	(4,697,258)
Cost of sale of goods		(1,443,905)	(1,988,119)	-	-
Total cost		**(16,792,153)**	**(17,058,131)**	**(15,319,551)**	**(14,664,418)**
Gross profit		**10,172,447**	**9,241,838**	**8,972,579**	**8,641,227**
Selling and administrative expenses					
Selling expenses		(302,372)	(518,971)	(255,532)	(472,667)
Administrative expenses		(1,885,120)	(1,873,825)	(1,995,218)	(1,870,121)
Total selling and administrative expenses		**(2,187,492)**	**(2,392,796)**	**(2,250,750)**	**(2,342,788)**
Profit from sales, services and equipment rentals		**7,984,955**	**6,849,042**	**6,721,829**	**6,298,439**
Other operating income		176,814	183,861	159,345	128,309
Impairment of assets		(390,000)	-	-	-
Net foreign exchange gain (loss)		(65,939)	20,837	(74,430)	15,555
Management benefit expenses		(19,793)	(16,631)	(19,673)	(16,553)
Operating results		**7,686,037**	**7,037,109**	**6,787,071**	**6,425,750**
Dividend income from subsidiaries	*3, 7*	-	-	1,217,497	1,482,496
Profit before finance costs and income tax expenses		**7,686,037**	**7,037,109**	**8,004,568**	**7,908,246**
Finance costs		(432,096)	(507,625)	(425,725)	(515,265)
Income tax expense		(2,252,212)	(1,961,267)	(1,896,539)	(1,773,081)
Profit for the period		**5,001,729**	**4,568,217**	**5,682,304**	**5,619,900**
Attributable to :					
Equity holders of the Company		4,972,195	4,567,274	5,682,304	5,619,900
Minority interests		29,534	943	-	-
Profit for the period		**5,001,729**	**4,568,217**	**5,682,304**	**5,619,900**
Earnings per share (Baht)	*14*				
Basic		1.68	1.54	1.92	1.90
Diluted		1.68	1.54	1.92	1.90

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

Consolidated financial statements

	Note	Issued and paid-up share capital	Advance receipts for share subscription	Additional paid-in capital: Share premium	Unrealised surplus: Revaluation difference on dilution of investment	Unrealised surplus: Revaluation difference on other investments	Retained earnings: Legal reserve	Retained earnings: Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
		(in thousand Baht)									
Balance at 1 January 2009		**2,961,740**	**-**	**21,545,336**	**161,187**	**-**	**500,000**	**47,754,800**	**72,923,063**	**512,582**	**73,435,645**
Net change in fair value recognised in equity		-	-	-	-	820	-	-	820	-	820
Profit for the period		-	-	-	-	-	-	4,567,274	4,567,274	943	4,568,217
Issue of share capital	*11,12*	9	-	725	-	-	-	-	734	-	734
Advanced receipts for share subscription	*12*	-	42,856	-	-	-	-	-	42,856	-	42,856
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(3)	(3)
Balance at 31 March 2009		**2,961,749**	**42,856**	**21,546,061**	**161,187**	**820**	**500,000**	**52,322,074**	**77,534,747**	**513,522**	**78,048,269**
Balance at 1 January 2010		**2,965,443**	**-**	**21,838,008**	**161,187**	**162**	**500,000**	**46,146,426**	**71,611,226**	**199,793**	**71,811,019**
Net change in fair value recognised in equity		-	-	-	-	267	-	-	267	-	267
Profit for the period		-	-	-	-	-	-	4,972,195	4,972,195	29,534	5,001,729
Issue of share capital	*11,12*	456	-	35,544	-	-	-	-	36,000	-	36,000
Advanced receipts for share subscription	*12*	-	41,287	-	-	-	-	-	41,287	-	41,287
Increase in minority interests from the addition of share	*6*								-	1	1
Dividend received from subsidiaries		-	-	-	-	-	-	-	-	(3)	(3)
Balance at 31 March 2010		**2,965,899**	**41,287**	**21,873,552**	**161,187**	**429**	**500,000**	**51,118,621**	**76,660,975**	**229,325**	**76,890,300**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

		Separate financial statements					
				Additional paid-in capital	Retained earnings		
	Note	Issued and paid-up share capital	Advance receipts for share subscription	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in thousand Baht)			
Balance at 1 January 2009		**2,961,740**	**-**	**21,545,336**	**500,000**	**40,820,392**	**65,827,468**
Profit for the period		-	-	-	-	5,619,900	5,619,900
Issue of share capital	*11, 12*	9	-	725	-	-	734
Advanced receipts for share subscription	*12*	-	42,856	-	-	-	42,856
Balance at 31 March 2009		**2,961,749**	**42,856**	**21,546,061**	**500,000**	**46,440,292**	**71,490,958**
Balance at 1 January 2010		**2,965,443**	**-**	**21,838,008**	**500,000**	**41,817,399**	**67,120,850**
Profit for the period		-	-	-	-	5,682,304	5,682,304
Issue of share capital	*11, 12*	456	-	35,544	-	-	36,000
Advanced receipts for share subscription	*12*	-	41,287	-	-	-	41,287
Balance at 31 March 2010		**2,965,899**	**41,287**	**21,873,552**	**500,000**	**47,499,703**	**72,880,441**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from operating activities				
Profit for the period	5,001,729	4,568,217	5,682,304	5,619,900
Adjustments for				
Depreciation	816,011	764,651	675,655	702,368
Amortisation	4,114,913	4,075,027	3,721,532	3,639,148
Interest income	(102,512)	(120,442)	(83,468)	(41,279)
Dividend income from subsidiaries	-	-	(1,217,497)	(1,482,496)
Finance costs	432,096	507,625	425,725	515,265
Impairment loss of assets	390,000	-	-	-
Doubtful accounts and bad debts expense	157,672	182,317	170,087	181,662
Allowance for obsolete inventories and write-off, net	3,943	65,751	1,263	13,368
(Gain) loss on disposals and write-off of assets	92,713	(838)	92,779	(1,008)
Unrealised (gain) loss on exchange	(27,538)	6,226	(26,181)	7,141
Deferred tax	54,360	70	36,743	8,262
Income tax expense	2,197,852	1,961,197	1,859,796	1,764,819
Profit before changes in operating assets and liabilities	13,131,239	12,009,801	11,338,738	10,927,150
Changes in operating assets and liabilities				
Specifically-designated bank deposits	(77,081)	22,397	-	-
Trade accounts receivable	34,121	518,034	278,532	1,707,498
Amounts due from related parties	(504)	14	10,746	(15,876)
Inventories	(133,716)	260,851	4,897	4,519
Value added tax receivable	287,704	(46,425)	287,704	(46,425)
Other current assets	(380,560)	619,093	104,073	45,246
Swap and forward contracts receivable	-	(1,533)	-	(1,518)
Other non-current assets	23,622	7,602	21,532	4,021
Trade accounts payable	386,521	(257,579)	397,356	(62,517)
Amounts due to related parties	(112,432)	(281,987)	(57,706)	(295,456)
Accrued revenue sharing expenses	1,209,719	1,338,493	1,075,718	1,245,167
Unearned income - mobile phone service	(97,563)	(256,388)	(136,473)	(503,676)
Advanced receipts from customers	99,328	(218,824)	-	-
Other current liabilities	593,778	(695,875)	344,507	(153,477)
Other non-current liabilities	(15)	(140)	-	-
Income tax paid	(1,494,288)	(587,473)	(1,404,642)	(505,237)
Net cash provided by operating activities	**13,469,873**	**12,430,061**	**12,264,982**	**12,349,419**

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in thousand Baht)			
Cash flows from investing activities				
Interest received	84,883	72,821	81,169	31,136
Short-term loans to subsidiaries	-	-	(310,000)	(525,000)
Net changes in current investments	(1,909,559)	119,962	-	-
Cash invested in investment	(232,227)	(23,693)	(400)	-
Additional investment in a subsidiary	-	-	(1,999)	-
Sale of property and equipment	140,621	4,305	135,761	3,894
Purchase of property, plant, equipment and computer software	(651,225)	(888,398)	(291,633)	(473,164)
Purchase of assets under the Agreements for operations	(153,547)	(2,242,526)	(102,244)	(2,126,321)
Dividend received from subsidiaries	-	-	-	1,482,496
Net cash used in investing activities	**(2,721,054)**	**(2,957,529)**	**(489,346)**	**(1,606,959)**
Cash flows from financing activities				
Interest paid	(348,048)	(471,919)	(348,167)	(483,032)
Other finance costs paid	(27,750)	(38,184)	(21,489)	(36,796)
Repayments of short-term loans from a subsidiary	-	-	-	(5,500,000)
Proceeds of long-term borrowings	-	7,961,304	-	7,961,304
Repayments of long-term borrowings	-	(3,199,999)	-	(3,199,999)
Finance lease principal payments	(7,287)	(6,003)	(5,776)	(4,621)
Proceeds from issue of ordinary shares	36,001	734	36,000	734
Advanced receipts for share subscription	41,287	42,856	41,287	42,856
Dividends paid to minority interests	-	(3)	-	-
Net cash provided (used) in financing activities	**(305,797)**	**4,288,786**	**(298,145)**	**(1,219,554)**
Net increase in cash and cash equivalents	**10,443,022**	**13,761,318**	**11,477,491**	**9,522,906**
Cash and cash equivalents at beginning of period	24,261,229	15,009,291	9,354,864	2,665,329
Effect of exchange rate changes on balances held in foreign currencies	(2,410)	(10,672)	(2,410)	(10,672)
Cash and cash equivalents at end of period	**34,701,841**	**28,759,937**	**20,829,945**	**12,177,563**
Supplemental disclosures of cash flow information				
Non-cash transactions				
Outstanding debts arising from investment in property, plant and equipment and assets under the Agreements for operations	1,058,518	1,628,789	646,999	1,183,713

The accompanying notes are an integral part of these financial statements.

Advanced Info Service Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month period ended 31 March 2010 (Unaudited)

Note **Contents**

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 7 May 2010.

1 General information

Advanced Info Service Public Company Limited "the Company", is incorporated in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok, Thailand.

The Company was listed on the Stock Exchange in Thailand in November 1991.

Shin Corporation Public Company Limited is a major shareholder, holding 42.61% *(31 December 2009: 42.65%)* of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 21.31% *(31 December 2009: 21.33%)* of the share capital of the Company.

The principal business operations of the Company and its subsidiaries are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM as the operator. The Company has been granted permission from TOT Public Company Limited ("TOT"), under the Agreement for operation dated 27 March 1990, to operate and service of Cellular Mobile Telephone, either analog (NMT) or Digital GSM, 900 MHz frequency nationwide, parallel operation for 25 years since 1 October 1990, being the first commercial operating date of service. The Agreement ends on 30 September 2015. The Company is obliged to comply with various conditions and pay revenue sharing in according with the Agreement.

   Under the Agreement, the Company shall be entitled to immediately transfer the ownership right of its tools and equipments or assets for operating the 900-MHz Cellular System to TOT when the installation has been completed and the Company shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from the mobile phone service prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement. The Agreement does not specify a minimum cumulative amount over the term of the Agreement. The percentages of the service revenues and minimum annual revenue sharing for each year are as follows:

Year	Percentage o revenues	Minimum annual revenue sharing *(in million Baht)*
1 - 5	15	13 to 147
6 - 10	20	253 to 484
11 - 15	25	677 to 965
16 - 20	30	1,236 to 1,460
21 -25	30	1,460

2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH as the operator. Advanced Data network Communications Co., Ltd. ("ADC"), an indirect subsidiary, has been granted permission from TOT, under the Agreement dated 19 September 1989, for rendering services for DATAKIT VIRTUAL CIRCUIT SWITCH in the area of the Metropolitan Telephone Exchange.

   Under the Agreement, ADC shall be entitled to immediately transfer the ownership right of its tools and equipment or assets for operation of DATAKIT System to TOT when the installation has been completed and ADC shall pay TOT annual revenue sharing in accordance with the Agreement at the percentage of annual revenues and any benefit from service of DATAKIT VIRTUAL CIRCUIT SWITCH prior to deducting any expenses and any tax or the minimum annual revenue sharing stipulated in the Agreement.

ADC and TOT have mutually agreed to amend the Agreement and signed the Supplemental Agreement on 25 September 1997 to extend the validity period from 10 years to 25 years (such validity period shall be ended on 24 September 2022) and waive the collection of annual revenue sharing under the agreements effective from 25 September 1997. ADC issued 10.75 million ordinary shares at a par value of Baht 10 (11.23% of total shares) to TOT on 17 March 1998 in consideration of such waiver. As at 31 March 2010, TOT owns 48.12% of ADC's total share *(31 December 2009: 48.12%)*.

3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM as the operator. Digital Phone Company Limited ("DPC"), a subsidiary, has been granted permission from CAT Telecom Public Company Limited ("CAT"), under the Agreement for operation dated 19 November 1996, to operate and service Cellular Mobile Telephone: Digital PCN (PERSONAL COMMUNICATION NETWORK) 1800, frequency between 1747.9 MHz to 1760.5 MHz and 1842.9 MHz to 1855.5 MHz, nationwide. DPC started the operation commencing from 28 May 1997, ending 15 September 2013 and DPC is obliged to comply with various conditions and pay revenue sharing in accordance with the Agreement.

   Under the Agreement, DPC shall be entitled to immediately transfer the ownership right of its machineries, all equipments and tools or assets for operation to CAT upon installation completion and DPC shall pay CAT the annual revenue sharing at the percentage of annual revenues and any benefit in according with the accrual basis from the mobile phone service prior to deducting any expenses and any tax and fees which the minimum revenue sharing must accumulate, over the term of the Agreement, not less than Baht 5,400 million as follows:

Year	**Percentage of revenues**	**Minimum annual revenue sharing** *(in million Baht)*
1	25	9
2 - 9	20	60 to 320
10 - 14	25	350 to 650
15 - 16	30	670

   As at 31 March 2010, DPC paid the revenue sharing to CAT in a total amount of Baht 7,331 million *(31 December 2009: Baht 7,170 million)*.

4) The operation of PROVIDING CALL CENTER SERVICE

5) The operation of PROVIDING BROADBAND SERVICE under a licence granted from the National Telecommunications Commission ("NTC").

6) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD under a licence granted from the Ministry of Finance.

7) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE under a licence granted from the Ministry of Finance.

8) The operation of PROVIDING INTERNATIONAL TELEPHONE SERVICE under a licence granted from the National Telecommunications Commission ("NTC"), dated 26 July 2006. The licence agreement of INTERNATIONAL TELEPHONE SERVICE ends 26 July 2026.

9) The operation of DISTRIBUTING OF CELLULAR PHONES AND COMMUNICATION EQUIPMENTS.

10) The operation of PROVIDING INTERNET (ISP) SERVICE, INTERNET GATEWAY and BROADBAND, VOICE OVER IP and IP TELEVISION under a licence granted from the National Telecommunications Commission ("NTC").

Details of the Company's subsidiaries as at 31 March 2010 and 31 December 2009 were as follows:

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			31 March 2010	31 December 2009
Mobile from Advance Co., Ltd.	Currently ceased operation	Thailand	99.99	99.99
Advanced Datanetwork Communications Co., Ltd. * (* Indirect subsidiary)	Service provider of voice/ data communications via telephone line and broadband	Thailand	51.00	51.00
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	99.99	99.99
Digital Phone Co., Ltd.	Service provider of digital mobile phone system in 1800 MHz	Thailand	98.55	98.55
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	99.99	99.99
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	99.99	99.99
AIN GlobalComm Co., Ltd.	Service provider of international call	Thailand	99.99	99.99
Advanced Wireless Network Co., Ltd.	Network operator, a telecom service operator and a computer system service	Thailand	99.99	99.99
Super Broadband Network Co., Ltd.	Network operator and a telecom service operator i.e. Service provider of internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television service	Thailand	99.99	99.99
Wireless Device Supply Co., Ltd.	Importer and distributor of cellular phones and related accessories and cellular phone rental	Thailand	99.99	99.99

Name of the entities	Type of business	Country of incorporation	Ownership interest (%)	
			31 March 2010	31 December 2009
Mobile Broadband Business Co., Ltd. (* Indirect subsidiary)	Not start operation	Thailand	99.99	99.99
Advanced Mobile Broadband Co., Ltd. (* Indirect subsidiary)	Not start operation	Thailand	99.99	99.99
Fax Lite Co., Ltd.	Not start operation	Thailand	99.97	-
MIMO Tech Co., Ltd. (Formerly: i Zone Co., Ltd)	Not start operation	Thailand	99.97	-

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The interim financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets.

Relationships with related parties that control or jointly control the Company or are being controlled or jointly controlled by the Company or have transactions with the Group were as follows:

Name of entities	**Country of incorporation/ nationality**	**Nature of relationships**
Subsidiaries	Thailand	More than 50% shareholding or being controlled
Shin Corporation and its related parties	Thailand, Lao and Cambodia	Major shareholder, 42.61% shareholding and some common directors
SingTel Strategic Investments Pte Ltd. and its related parties	Singapore	Major shareholder, 21.31% shareholding and some common directors
Thanachart Group	Thailand	Managing Director of Thanachart Group is the Company's director

Significant transactions for the three-month periods ended 31 March 2010 and 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in million Baht)			
Service income				
Subsidiaries	-	-	450	330
Shin Corporation and its related parties	27	34	6	5
Related party of SingTel Strategic Investments Pte Ltd.	160	128	157	125
	187	**162**	**613**	**460**
Sales of prepaid cards				
Subsidiaries	-	-	**3,074**	**5,828**
Sales of Refill on mobile (ROM)				
Subsidiaries	-	-	**7,492**	**4,147**
Dividend income				
Subsidiaries	-	-	**1,217**	**1,482**

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in million Baht)			
Interest income				
Subsidiaries	-	-	30	9
Thanachart Group	17	2	16	2
	17	**2**	**46**	**11**
Other income				
Subsidiaries	-	-	10	29
Shin Corporation and its related parties	1	-	-	-
	1	**-**	**10**	**29**
Rental and other service expenses				
Subsidiaries	-	-	1,587	1,157
Shin Corporation and its related parties	117	104	110	96
SingTel Strategic Investments Pte Ltd. and its related parties	85	80	77	72
Thanachart Group	4	3	4	2
	206	**187**	**1,778**	**1,327**
Advertising expense - net*				
Related parties of Shin Corporation	**38**	**47**	**35**	**42**
Advertising expense - gross **				
Related parties of Shin Corporation	**145**	**169**	**109**	**165**

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
	(in million Baht)			
Sale promotion expense				
Subsidiaries	-	-	31	24
Related parties of Shin Corporation	17	32	17	32
SingTel Strategic Investments Pte Ltd. and its related parties	3	-	3	-
	20	**32**	**51**	**56**
Commission expense				
Subsidiary	-	-	**304**	**291**
Management benefit expenses	**20**	**17**	**20**	**17**
Finance costs				
Subsidiaries	-	-	-	9
Related party of Shin Corporation	1	1	1	1
Thanachart Group	1	1	1	1
	2	**2**	**2**	**11**

Balances as at 31 March 2010 and 31 December 2009 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Trade accounts receivable				
Subsidiaries	-	-	1,395	1,857
Shin Corporation and its related parties	15	12	6	4
Related party of SingTel Strategic Investments Pte Ltd.	184	198	182	194
Total	**199**	**210**	**1,583**	**2,055**
Amounts due from and loans to related parties				
Other receivables				
Subsidiaries	-	-	57	68
Shin Corporation and its related parties	1	-	1	-
	1	-	58	68
Short-term loans				
Subsidiaries	-	-	2,540	2,230
Total	**1**	**-**	**2,598**	**2,298**

As at 31 March 2010, short-term loans at call to subsidiaries represent promissory notes, bearing interest at the rate of 5.03% per annum *(31 December 2009: 5.03% per annum).*

Movements during the three-month periods 31 March 2010 and 2009 of loans to related parties of the Company were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
Short-term loans to related parties		
Subsidiaries		
At 1 January	2,230	465
Increase	310	525
At 31 March	**2,540**	**990**

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Dividend receivable				
Subsidiaries	-	-	1,217	-
Total	**-**	**-**	**1,217**	**-**
Trade accounts payable				
Subsidiaries	-	-	548	500
Shin Corporation and its related parties	55	40	53	39
Related party of SingTel Strategic Investments Pte Ltd.	78	77	70	71
Total	**133**	**117**	**671**	**610**
Amounts due to related parties				
Other payables				
Subsidiaries	-	-	500	446
Shin Corporation and its related parties	101	212	81	192
Related party of SingTel Strategic Investments Pte Ltd.	27	28	27	28
Total	**128**	**240**	**608**	**666**

Movements during the three-month periods ended 31 March 2010 and 2009 of loans from related parties of the Company were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
Short-term loans from related parties		
Subsidiaries		
At 1 January	-	5,500
Decrease	-	(5,500)
At 31 March	**-**	**-**

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Long-term debentures				
Subsidiary	-	-	1	1
Related party of Shin Corporation	46	46	46	46
Director of the Company and its related parties	1	1	1	1
Total	**47**	**47**	**48**	**48**

Significant agreements with related parties

The Group has entered into agreements with related parties and has commitment for payment according to a rate under the term and conditions stipulated in the agreements. The significant agreements with related parties are as follows:

1) The Company has entered into interconnection and national roaming agreements with Digital Phone Company Limited, a subsidiary. The suspension or termination of the agreement shall be referred to the regulations and conditions of the National Telecommunications Commission.

2) The Company has entered into a site share agreement with its subsidiaries to provide site area including facilities for installation of telecommunication equipment. The contract parties have a right to terminate the agreement by giving advance written notice to the counterparty of not less than 60 days.

3) The Company and its subsidiaries have entered into a call center service agreement with Advanced Contact Center Co., Ltd. ("ACC"), a subsidiary. ACC will provide service and required information including resolving problem requests from the Group's customers. The contract parties have a right to terminate the agreement by giving the counterparty a written notice for 30 days in advance.

4) The Company has entered into an agreement with Advanced Magic Card Co., Ltd. and Advanced Mpay Co., Ltd, its subsidiaries, to provide payment service for goods/service purchased through electronic cash cards and mobile phones. The contract parties have a right to terminate the agreement by giving advance written notice of not less than 30 days.

5) The Company and its subsidiaries have entered into an international roaming service agreement with the Group of Singtel Strategic Investments Pte. Ltd., related parties. The contract parties have a right to terminate the agreement by giving a written notice of 60 days in advance.

6) The Company has entered into a satellite transponder lease agreement with Thaicom Public Company Limited, a related party, for a monthly fee according to the rate and condition specified in the agreement. The agreement is valid until 21 June 2012.

7) The Group has entered into agreements with I.T. Applications and Services Company Limited, a related party, to receive computer system maintenance services. The agreement is renewable on an annual basis. The contract parties have a right to terminate the agreement by giving advance written notice of 3 months.

Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at no cost to the Company's directors.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are as follows:

Grant date	Warrants	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 16 April 2010 onward)	
	(Million units)			*(Price)*	*(Ratio)*
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	32.37	1:1.29023
31 July 2006 (Grant V)	6.99	37.68	1 : 1	30.13	1:1.25071

Movements during the three-month periods ended 31 March 2010 and 2009 of the number of SHIN's warrants are as follows:

	Separate financial statements	
	2010	2009
	(million units)	
At 1 January	1.80	2.45
At 31 March	**1.80**	**2.45**

For the three-month periods ended 31 March 2010, the Company's directors have not exercised warrants *(2009: Directors have not exercised warrants).*

4 Specifically-designated bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks equal to the subsidiaries' outstanding balance of advance from customers as at 31 March 2010 amounting to Baht 983 million *(31 December 2009: Baht 906 million)* cannot be used for other purposes apart from payments to service providers.

5 Trade accounts receivable

	Note	**Consolidated financial statements**		**Separate financial statements**	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in million Baht)			
Related parties	*3*	199	210	1,583	2,055
Other parties		3,471	3,618	2,483	2,433
Accrued income		2,563	2,567	2,520	2,497
		6,233	6,395	6,586	6,985
Less allowance for doubtful accounts		(629)	(622)	(585)	(574)
Total		**5,604**	**5,773**	**6,001**	**6,411**

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		**Separate financial statements**	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Related parties				
Current - 3 months	195	205	1,421	1,878
Overdue 3 - 6 months	3	2	35	44
Overdue 6 - 12 months	1	3	95	98
Overdue over 12 months	-	-	32	35
	199	210	1,583	2,055
Less allowance for doubtful accounts	-	-	-	-
Net	**199**	**210**	**1,583**	**2,055**
Other parties				
Current - 3 months	5,546	5,724	4,588	4,562
Overdue 3 - 6 months	151	133	145	114
Overdue 6 - 12 months	23	163	28	147
Overdue over 12 months	314	165	242	107
	6,034	6,185	5,003	4,930
Less allowance for doubtful accounts	(629)	(622)	(585)	(574)
Net	**5,405**	**5,563**	**4,418**	**4,356**
Total	**5,604**	**5,773**	**6,001**	**6,411**

The normal credit term granted by the Group ranges from 14 days to 30 days.

6 Other long-term investments

On 29 January 2010, the Company invested in Clearing House for Number Portability Co., Ltd., a joint investment of 5 mobile phone operators in Thailand to provide mobile number portability ("MNP") service, of 4.0 thousand ordinary shares, totaling Baht 0.4 million. Total shares invested represent 20.00% of its paid-up share capital.

7 Investments in subsidiaries

Movements on investments during the three-month periods ended 31 March 2010 and 2009 were as follows:

	Separate financial statements	
	2010	2009
	(in million Baht)	
At 1 January	20,223	20,223
Acquisitions	2	-
At 31 March	**20,225**	**20,223**

Dividend income from subsidiaries

At the annual general meeting of the subsidiaries, resolutions were passed to approve the dividend payment to the shareholders as follows:

Company	**Date of meeting**	**Dividend Baht/share**	**Amount Million Baht**
Advanced Contact Center Co., Ltd.	23 March 2010	6.25	170
Advanced Magic Card Co., Ltd.	23 March 2010	7.50	188
AIN GlobalComm Co., Ltd.	23 March 2010	430.00	860

Investments in subsidiaries and indirect subsidiary as at 31 March 2010 and 31 December 2009, and dividend income from those investments for the three-month periods ended 31 March 2010 and 2009 were as follows:

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the three months ended	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 March 2009
	(%)		*(in million Baht)*									
Subsidiaries												
Mobile from Advance Co., Ltd.	99.99	99.99	240	240	600	600	(335)	(335)	265	265	-	-
Advanced Contact Center Co., Ltd.	99.99	99.99	272	272	811	811	-	-	811	811	170	170
Digital Phone Co., Ltd.	98.55	98.55	14,622	14,622	23,300	23,300	(5,539)	(5,539)	17,761	17,761	-	-
Advanced Magic Card Co., Ltd.	99.99	99.99	250	250	250	250	-	-	250	250	187	212
Advanced Mpay Co., Ltd.	99.99	99.99	300	300	336	336	-	-	336	336	-	-
AIN GlobalComm Co., Ltd.	99.99	99.99	100	100	100	100	-	-	100	100	860	1,100
Advanced Wireless Network Co., Ltd.	99.99	99.99	350	350	350	350	-	-	350	350	-	-
Super Broadband Network Co., Ltd.	99.99	99.99	300	300	300	300	-	-	300	300	-	-
Wireless Device Supply Co., Ltd.	99.99	99.99	50	50	50	50	-	-	50	50	-	-
Fax Lite Co., Ltd.	99.97	-	1	-	1	-	-	-	1	-	-	-
MIMO Tech Co., Ltd. (Formerly: i Zone Co., Ltd)	99.97	-	1	-	1	-	-	-	1	-	-	-
Total				**16,484**	**26,099**	**26,097**	**(5,874)**	**(5,874)**	**20,225**	**20,223**	**1,217**	**1,482**

8 Capital expenditures

Acquisitions, disposals and transfers of capital expenditures during the three-month periods ended 31 March 2010 and 2009 were as follows:

	Consolidated financial statements							
	2010				2009			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
	(in million Baht)							
Cost								
At 1 January	36,313	188,870	26,017	251,200	33,870	184,149	25,584	243,603
Additions	582	433	126	1,141	930	1,955	85	2,970
Transfer and reclassify	(46)	(10)	49	(7)	(87)	(6)	87	(6)
Disposal and write-off	(284)	(962)	(87)	(1,333)	(72)	-	-	(72)
At 31 March	**36,565**	**188,331**	**26,105**	**251,001**	**34,641**	**186,098**	**25,756**	**246,495**
Accumulated depreciation and amortisation								
At 1 January	(28,146)	(127,323)	(19,731)	(175,200)	(25,726)	(111,104)	(19,046)	(155,876)
Depreciation and amortisation	(816)	(3,936)	(178)	(4,930)	(765)	(3,909)	(165)	(4,839)
Transfer and reclassify	(3)	3	-	-	16	-	(16)	-
Impairment loss	-	-	(390)	(390)	-	-	-	-
Disposal and write-off	229	870	-	1,099	68	-	-	68
At 31 March	**(28,736)**	**(130,386)**	**(20,299)**	**(179,421)**	**(26,407)**	**(115,013)**	**(19,227)**	**(160,647)**
Net book value								
At 1 January	**8,167**	**61,547**	**6,286**	**76,000**	**8,144**	**73,045**	**6,538**	**87,727**
At 31 March	**7,829**	**57,945**	**5,806**	**71,580**	**8,234**	**71,085**	**6,529**	**85,848**

	Separate financial statements							
	2010				2009			
	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**	Property, plant and equipment	Assets under the Agreements for operation	Intangible assets	**Total**
				(in million Baht)				
Cost								
At 1 January	32,181	173,971	4,398	210,550	31,277	169,250	4,000	204,527
Additions	259	431	56	746	371	1,934	84	2,389
Transfer and reclassify	(49)	(7)	49	(7)	(87)	(6)	87	(6)
Disposal and write-off	(348)	(962)	(112)	(1,422)	(71)	-	-	(71)
At 31 March	**32,043**	**173,433**	**4,391**	**209,867**	**31,490**	**171,178**	**4,171**	**206,839**
Accumulated depreciation and amortisation								
At 1 January	(26,995)	(114,920)	(3,130)	(145,045)	(24,829)	(100,166)	(2,931)	(127,926)
Depreciation and amortisation	(676)	(3,666)	(55)	(4,397)	(702)	(3,593)	(46)	(4,341)
Transfer and reclassify	-	-	-	-	16	-	(16)	-
Impairment loss	-	-	-	-	-	-	-	-
Disposal and write-off	298	870	25	1,193	68	-	-	68
At 31 March	**(27,373)**	**(117,716)**	**(3,160)**	**(148,249)**	**(25,447)**	**(103,759)**	**(2,993)**	**(132,199)**
Net book value								
At 1 January	**5,186**	**59,051**	**1,268**	**65,505**	**6,448**	**69,084**	**1,069**	**76,601**
At 31 March	**4,670**	**55,717**	**1,231**	**61,618**	**6,043**	**67,419**	**1,178**	**74,640**

9 Trade accounts payable

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
			(in million Baht)		
Related parties	*3*	134	117	671	610
Other parties		3,314	2,612	2,483	1,797
Total		**3,448**	**2,729**	**3,154**	**2,407**

10 Interest-bearing borrowings

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in million Baht)		
Current				
Current portion of long-term borrowings, net	463	476	462	476
Current portion of finance lease liabilities	19	22	16	18
	482	498	478	494
Non-current				
Long-term borrowings, net	16,461	17,096	16,461	17,096
Long-term debentures, net	19,476	19,474	19,477	19,474
Finance lease liabilities	50	50	48	47
	35,987	36,620	35,986	36,617
Total	**36,469**	**37,118**	**36,464**	**37,111**

Under the terms and conditions of the long-term borrowings and debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 March 2010 and 31 December 2009 are as follows:

	Consolidated and separate financial statements			
	Carrying amount		Fair values*	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in million Baht)		
Long-term debentures	**19,500**	**19,500**	**20,594**	**20,494**

* Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the reporting date.

Movement during the three-month periods ended 31 March 2010 and 2009 of borrowings were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in million Baht)			
At 1 January	37,118	36,812	37,111	36,800
Additions	5	7,968	5	7,967
Bond issuing cost	-	(19)	-	(19)
Repayments	(8)	(3,206)	(6)	(3,204)
Unrealised loss (gain) on foreign exchange	(648)	(637)	(648)	(637)
Amortisation of bond issuing cost	2	3	2	3
At 31 March	**36,469**	**40,921**	**36,464**	**40,910**

11 Share capital

	Par value per share	2010 Number	2010 Baht	2009 Number	2009 Baht
	(in Baht)	*(million shares / million Baht)*			
Authorised					
At 1 January					
- ordinary shares	1	4,997	4,997	4,997	4,997
At 31 March					
- ordinary shares	**1**	**4,997**	**4,997**	**4,997**	**4,997**
Issued and paid-up					
At 1 January					
- ordinary shares	1	2,965	2,965	2,962	2,962
Issue of new shares	1	1	1	-	-
At 31 March					
- ordinary shares	**1**	**2,966**	**2,966**	**2,962**	**2,962**

During the three-month period ended 31 March 2010, the Company registered the increase in share capital with the Ministry of Commerce for 0.5 million ordinary shares from the exercise of 0.4 million warrants. The capital increase results in an increase in paid-up share capital and share premium of Baht 0.5 million and Baht 35.5 million, respectively.

As at 31 March 2010, the total issued number of ordinary shares is 2,966 million shares *(31 December 2009: 2,965 million shares)* with a par value of Baht 1 per share *(31 December 2009: Baht 1 per share)*. All issued shares are fully paid.

12 Warrants

Warrants granted to directors and employees

The Company granted warrants at no cost to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit**	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	14.00	0.48	44.62	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	8.47	0.29	37.61	Expired since 30 May 2008	
ESOP - Grant III	31 May 2004	9.00	0.31	77.20	Expired since 30 May 2009	
ESOP - Grant IV	31 May 2005	9.69	0.33	89.29	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	10.14	0.34	79.03	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

** The latest adjustment of exercise price was on 25 August 2009.

Movements in the number of warrants outstanding during the three-month periods ended 31 March 2010 and 2009 are as follows:

	2010 Directors	2010 Employees	2010 **Total**	2009 Directors	2009 Employees	2009 **Total**
			(million units)			
At 1 January	5.25	10.47	15.72	6.14	16.83	22.97
Exercised	-	(0.84)	(0.84)	-	(0.47)	(0.47)
At 31 March	**5.25**	**9.63**	**14.88**	**6.14**	**16.36**	**22.50**

Exercised warrants

During the three-month period ended 31 March 2010, 0.84 million warrants was exercised by the Company's employees. The exercise of 0.84 million warrants during this period increased paid-up share capital and premium on share capital by Baht 0.5 million and Baht 35.5 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.45 million units or 0.52 million shares on 2 April 2010. The Company received advanced payment from shareholders for 0.5 million shares in the amount of Baht 41.3 million in the quarter ended 31 March 2009 (see note 19).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders. The BOD or AGM approved the dividend in excess of 50% of its net profit; therefore, the Company has to adjust the exercise price & ratio as per the Prospectus clause no. 2.6.

13 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments, is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Mobile phone and call center services
Segment 2	Mobile phone sales
Segment 3	Datanet and broadband services

Geographic segments

Management considers that the Group operates in a single geographic area, namely in Thailand, and has, therefore, only one major geographic segment.

Financial information based on business segment in the consolidated financial statements for the three-month periods ended 31 March 2010 and 2009 were as follows:

	Consolidated financial statements							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2010	2009	2010	2009	2010	2009	2010	2009
	(in million Baht)							
Revenues:								
Revenues from services and equipment rentals	25,045	24,067	4	12	188	188	25,237	24,267
Revenue from sales	-	-	1,728	2,033	-	-	1,728	2,033
Total revenues	**25,045**	**24,067**	**1,732**	**2,045**	**188**	**188**	**26,965**	**26,300**
Operating expenses:								
Cost of sales, services and equipment rentals	(15,273)	(14,936)	(1,447)	(1,999)	(72)	(123)	(16,792)	(17,058)
Operating expenses	(1,972)	(1,980)	(85)	(183)	(40)	(42)	(2,097)	(2,205)
Impairment loss of assets	(390)	-	-	-	-	-	(390)	-
Operating profit (loss)	**7,410**	**7,151**	**200**	**(137)**	**76**	**23**	**7,686**	**7,037**

14 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the three-month periods ended 31 March 2010 and 2009 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	**4,972**	**4,567**	**5,682**	**5,620**
Number of ordinary shares outstanding at 1 January	2,965	2,962	2,965	2,962
Effect of shares issued during January to March	1	-	1	-
Weighted average number of ordinary shares outstanding (basic)	**2,966**	**2,962**	**2,966**	**2,962**
Earnings per share (basic) ***(in Baht)***	**1.68**	**1.54**	**1.92**	**1.90**

Diluted earnings per share

The calculation of diluted earnings per share for the three-month periods ended 31 March 2010 and 2009 was based on the profit for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the periods after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in million Baht / million shares)			
Profit attributable to equity holders of the Company (basic)	4,972	4,567	5,682	5,620
Profit attributable to equity holders of the Company (diluted)	**4,972**	**4,567**	**5,682**	**5,620**
Weighted average number of ordinary shares outstanding (basic)	2,966	2,962	2,966	2,962
Weighted average number of ordinary shares outstanding (diluted)	**2,966**	**2,962**	**2,966**	**2,962**
Earnings per share (diluted) ***(in Baht)***	**1.68**	**1.54**	**1.92**	**1.90**

15 Financial instruments

As at 31 March 2010 and 31 December 2009, net swap and forward receivables (payables) are as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Swap contracts				
Swap contracts receivable	15,915	16,532	15,915	16,532
Swap contracts payable**	(15,024)	(15,024)	(15,024)	(15,024)
Total swap contracts receivable (payable)	891	1,508	891	1,508
Less : Current portion of swap contracts receivable presented under other current assets	27	14	27	14
Total swap contracts receivable (payable), net	**918**	**1,522**	**918**	**1,522**
Forward contracts				
Forward contracts receivable	1,009	1,040	1,009	1,040
Forward contracts payable**	(1,101)	(1,101)	(1,101)	(1,101)
Total forward contracts receivable (payable)	(92)	(61)	(92)	(61)
Less : Current portion of forward contracts payable presented under other current liabilities	4	3	4	3
Total forward contracts receivable (payable), net	(88)	(58)	(88)	(58)
Total swap and forward contracts receivable (payable), net	**830**	**1,464**	**830**	**1,464**

The nominal amounts and fair values of swap and forward contracts as at 31 March 2010 and 31 December 2009 are as follows:

	Consolidated and separate financial statements			
	Nominal amounts**		Fair values*	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Swap contracts	15,024	15,024	15,192	15,828
Forward contracts	1,101	1,101	1,021	1,070
Total	**16,125**	**16,125**	**16,213**	**16,898**

*The fair value of swap and forward contracts is the adjusted value of the original contracts which the Company entered with the commercial banks with the market price on the reporting date in order to reflect the current value of the contracts.

**The nominal amount of swap and forward contracts is the value of the original contracts which the Company entered with the commercial banks and must be repaid at the maturity date.

16 Commitments with non-related parties

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million)			
Capital commitments				
Contracted but not provided for				
Assets under the Agreement for operation				
Thai Baht	818	885	783	846
US Dollars	21	11	21	11
Japanese Yen	48	31	48	31
Property and equipment				
Thai Baht	678	848	176	260
US Dollars	9	10	3	3
Japanese Yen	99	79	-	-
Euro	1	-	-	-
Service maintenance agreements				
Thai Baht	1,095	934	918	867
US Dollars	26	10	22	9
Japanese Yen	53	14	53	14

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in million Baht)			
Non-cancellable operating lease commitments				
Within one year	1,123	1,167	1,038	1,083
After one year but within five years	1,140	1,184	1,082	1,128
After five years	1	2	1	2
Total	**2,264**	**2,353**	**2,121**	**2,213**
Other commitments				
Letter of credits	18	3	-	-
Forward and swap contracts	16,125	16,125	16,125	16,125
Bank guarantees:				
- The Agreements for operations	7,503	7,503	5,547	5,547
- Others	440	432	340	339
Total	**24,086**	**24,063**	**22,012**	**22,011**

The Group has entered into lease and related service agreements for office space, cars, computers and base station for periods ranging from 1 year to 15 years (with options to renew).

17 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), the Company has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to the Company informing that the Company should wait for the final judgment of the Administrative Court. Should the Company undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise the Company's related actions and the Company must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, the Company's management is of the opinion that non-compliance by the Company with the IC agreements shall be deemed violating the said NTC announcement. Therefore, the Company has decided to comply with the IC agreements in line with the current legal provisions.

According to the Agreement to operate cellular mobile telephone service, the Company has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, the Company had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, the Company anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. The Company calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject to the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and the Company. The Company will make adjustment in the financial statement in the period when the issue has been agreed. The Company's management is certain that it will not incur significant expense more than the revenue sharing amount which the Company has recorded.

On 30 December 2008, TOT has notified in writing to the Company that result of the negotiation between TOT and the Company regarding rate and calculating method of the revenue sharing cannot be concluded and requested the Company to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of the Company within 30 December 2008. The Company has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, the Company and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by the Company.

18 Significant events

According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on 26 February 2010 concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

The Company

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and

the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet."

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act since CAT has already specified the scope of the project and the private sector to provide the service. Besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee.

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

Significant commercial dispute and litigations

The Company

Between the Company and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding the Company to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of the Company and have no material impact to the financial statements of the Company because this amount is the same as an excise tax that the Company had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, the Company has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that the Company has fully complied with the Cabinet's resolution and the Company's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Digital Phone Company Limited ("DPC")

1) On 9 January 2008, CAT Telecom Public Company Limited ("CAT") submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million plus value added tax Baht 171 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent a letter No. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT Public Company Limited ("TOT"), CAT Telecom Public Company Limited ("CAT") Digital Phone Company Limited ("DPC"), a subsidiary, and True Move Company Limited ("True Move") by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of

Baht 22 /number/month to DPC and True Move starting from the 6th operation year as Total Access Communication Public Company Limited ("DTAC") had received from TOT.

On 12 October 2006 TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

On 29 July 2008, CAT submitted a dispute no. black 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the Company's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

3) On 3 February 2009, CAT Telecom Public Company Limited ("CAT") has submitted a dispute under Case no. Black 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC, a subsidiary, to deliver and transfer ownership of 3,343 towers including 2,653 equipments of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, the Company's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of the Company since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no. 1245/2551 to the Civil Court against the Company as the defendant no. 1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no. 2 requesting the Company and the subsidiary to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by the Company and the subsidiary during 1-27 March 2007 through the Company subscriber by using the symbol "+" dialling from no. 005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT was damaged consecutively until 7 March 2008. On 19 November 2008 CAT has submitted the order of provisional remedial measure before delivery of judgment to cease the Company and the subsidiary to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of the subsidiary. On 26 February 2009, the Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, the Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit the Company and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of the Company have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with the Company have not infringed the right of CAT as well. However, CAT has appealed such dismissal on 10 March 2010.

19 Event after the reporting period

Warrants granted to directors and employees – exercised

As mentioned in Note 12, during the three-month period ended 31 March 2010, the Company's warrants of 0.02 million units and 0.5 million units were exercised at Baht 89.29 each and Bath 79.65 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 April 2010.

In April 2010, a total of 0.04 million units of the Company's warrants were exercised at Baht 79.65 each. The Company registered the increase in the share capital with the Ministry of Commerce on 6 May 2010.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,966 million to Baht 2,967 million, and from Baht 21,874 million to Baht 21,875 million, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 8 April 2010, the shareholders passed a resolution to approve a declaration of dividend for 2,966 million shares of Baht 3.30 each, totalling Baht 9,788 million. In addition, the shareholders passed a resolution to approve an additional dividend at the rate of Baht 5.00 per share, totaling Baht 14,830 million. The dividend will be paid to the shareholders on 30 April 2010.

20 Reclassification of accounts

Certain accounts in the balance sheet as at 31 December 2009 and the statement of income for the three-months period ended 31 March 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			**Separate financial statements**		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
			(in million Baht)			
Balance sheet						
Trade accounts payable	-	-	-	2,102	305	2,407
Amounts due to and loan from related parties	-	-	-	971	(305)	666
		-			-	
Statement of income						
Cost of rendering of services and equipment rentals	10,065	22	10,087	-	-	-
Administrative expenses	1,896	(22)	1,874	-	-	-
		-			-	